UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Information Contained in this Form 6-K Report

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On December 8, 2025, Ms. Nga Fan Wong (“Ms. Wong”) resigned as our Chief Executive Officer, Director and Chairperson of the Board of Directors (the “Board”) of VS MEDIA Holdings Limited (the “Company” or “VS MEDIA”), effective from March 8, 2026. On the same day, Ms. Ho Ling Honnus Cheung (“Ms. Cheung”) resigned as our independent director of the Board, the chairperson of the audit committee and as a member of the nominating and corporate governance committee and compensation committee of the Company, effective on December 8, 2025. On the same day, Mr. Liqian Liao (“Mr. Liao”) also resigned as our independent director of the Board, the chairperson of the nominating and corporate governance committee and as a member of the audit committee and compensation committee of the Company, effective on December 8, 2025. The resignations by Ms. Wong, Ms. Cheung and Mr. Liao were not the result of any disagreement with the Company regarding its operations, policies, or practices.

On December 8, 2025, the Board appointed Ms. Kaidi TANG (“Ms. Tang”) to fill in the vacancy on the Board, resulting from Ms. Cheung’s resignation and Mr. Eng Yong Julius TOH (“Mr. Toh”) to fill in the vacancy on the Board, resulting from Mr. Liao’s resignation, effective immediately. Ms. Tang will serve as the chairperson of audit committee, a nominating and corporate governance committee member and a compensation committee member of the Company. Mr. Toh will serve as the chairperson of the nominating and corporate governance committee, an audit committee member and a compensation committee member of the Company.

No replacement has been named to fill Ms. Wong’s position and a replacement will be announced in a Form 6-K once found.

The biographies for Ms. Tang and Mr. Toh are set forth below:

Kaidi TANG graduated from the North China Institute of Aerospace Engineering (People’s Republic of China) with a Bachelor of Management degree and from ESCP Business School (France) with an Executive Master of Business Administration degree in 2021 and 2025, respectively. She has served as our independent director since December 8, 2025. From October 2024 to June 2025, Ms. Tang served as an auditor of WWC, P. C.. From January 2023 to October 2024, Ms. Tang served as an auditor of Marcum Asia CPAs LLP. From October 2021 to December 2022, Ms. Tang served as an auditor of Friedman LLP. She has over 4 years’ experience in financial and management functions in listed companies and is appointed as Chairperson of our Audit Committee.

Eng Yong Julius TOH graduated from the University of Geneva with a Diploma in Entrepreneurship in 2009. He has served as our independent director since December 8, 2025. Since September 2024 and January 2023, Mr. Toh has been serving as a director of Alas Group Asia Pacific Pte. Ltd and Lzmy Pte. Ltd, respectively. From April 2019 to December 2022, Mr. Toh served as the Vice President in Sales – Distribution & Networks, of Southeast Asia of Sony Pictures Television. From September 2015 to April 2019, Mr. Toh served as the Vice President in Content Sales, of Asia of Fox Networks Group. From August 2010 to September 2015, Mr. Toh served as the general manager of business development of Stellar Entertainment. He has over 15 years’ experience in media and content industries and is appointed as Chairperson of our Nominating and Corporate Governance Committee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer

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